

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 12, 2016

<u>Via E-mail</u>
Tzu-Yin Chiu
Chief Executive Officer and Executive Director
Semiconductor Manufacturing International Corporation
18 Zhangjiang Road
Pudong New Area
Shanghai 201203
People's Republic of China

      Re: Semiconductor Manufacturing International Corporation
                Form 20-F for the Fiscal Year Ended December 31, 2015
                Filed April 25, 2016
                File No. 001-31994

Dear Dr. Chiu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Martin James

                Martin James
                Senior Assistant Chief Accountant
                Office of Electronics and Machinery